Filed by: First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc. (Commission File No.: 001-39320)

The following transcript of a joint call by executives of First Midwest Bancorp, Inc. and Old National Bancorp with employees of First Midwest Bancorp, Inc. was made available on June 4, 2021:

Michael L. Scudder: Good morning, everyone. I want to welcome you to our sixth Town Hall of 2021. It seems surprising that we’ve had six so far. I’m very excited to talk more about our partnership here today with Old National. And so obviously, today’s call is going to focus on that. So, it’s a very exciting news for all of us. Hearing from Mark and I briefly on Tuesday, and hopefully got together with your team this week and heard more about the opportunities that lie ahead of us. So certainly, it’s been an eventful few days, to say the least, and there’s a lot to process. I was talking with a couple of groups over the last few days, and one of the things I point out is my runway on this is obviously a lot longer than everyone else’s. So, I’ve had a chance to adapt to the news and talk about it and all the merits and all the exciting things that come along with it.

So, Mark and I felt it was important to get together and recap this week and talk about next steps. Answer some of the questions that may have come to your minds over hearing the news and do that to the best of our ability and what we know at this point. I always say I’m happy to answer any question you may have unless it sends me to jail. So, if it’s going to do that, I’ll certainly point that out. But at anything you’ve got, we’ll try and answer and do it the best way we can. I’m also very excited to have Jim Ryan, Jim Sandgren, Kendra Vanzo, and a number of folks from ONB here with us on the call today. So, I thought it would be helpful, particularly for Jim and some of them, to provide some thoughts from Old National’s perspective and share a little bit about their clients and colleagues and what some of the initial reactions have been on there. So, let me start and offer a little color and some details on how this combination really came together. And while Old National might be new to some of you, they’re not new to me. They’re not new to Mark, and they’re certainly not new in our circles.

We’ve known Jim and Jim and the folks at Old National for a long, long time. And usually, as I start talking about this and put it in context around time, let me start first with -- and remind you guys who we are, what we do, what we’re all about, and kind of the screen that we run through everything. Remember, we talk all the time, vision, the mission, the values of our company, why we’re in business. We are all here to help our clients achieve financial success. We want to help them have the best outcomes of success for them and what’s in their best interest that we could do. And by extension, we believe if we do that, and we’ve said this consistently for 35 years, if we do that, then we believe that will extend to the success of all of us, each other, our communities, and our stockholders. Also recall what we’ve talked about. Mark and I have beat this drum for a long, long time.

1

Michael L. Scudder: What are our priorities? Our priorities are the best team, the best people. Our priorities are trying to grow and diversify our business, diversify our mix of revenues so that we can sustain long-term success as we do that. And then we’re also talking about how do we invest in building a better client experience through technology and actually, the systems that help control the technology and minimize risks attending to that. So, it’s just not technology, but it’s also about people. We’ve also talked about our priority to take on greater corporate social responsibility and, as I said, reflect the responsibilities that come with being a larger influencer in that space. And then finally, we talked about our opportunities to expand strategically. So, you have to kind of keep that as a background when I started talking about when I first -- Jim and I first began to talk, which really started in earnest back in January.

As we had talked and considered our independent strategies, what we were trying to do, it really came immediately clear to both Jim and I that our companies were really very well aligned, both culturally and strategically, what we were trying to do. So then, when we started talking about that together, it really became clear there was an opportunity for us to combine and talk about what we could look like and what value it could potentially bring to our clients and all of our stakeholders, our markets, our communities, all of you and our investors. So, we spent, much to Jim’s dismay, we probably spent about a half a day together. And by the end of that meeting, it was pretty clear that I talked about it in terms of the old Dennis Green, Minnesota Vikings club where they are who we thought they were. And it became pretty clear that this was a fantastic opportunity for us to combine forces, invest in each other, and really drive better outcomes, as I said, for all of our stakeholders.

So, let me kind of go back to where I started. For us, as you know, we talked about the culture, how important that is. And again, you’ve heard Mark talk about this a number of times, and I do as well about how culture trumps strategy. You have to be aligned in what you want to do, how you believe and how you act. And if two organizations don’t have that, in my judgment, it just doesn’t work. So, this was even more important in our case, because when you’re considering what people sometimes label as merge or vehicle, I tend to like to call more of an investment in each other. And then you really have to think about how that culture is. And don’t let that concept get lost. We are investing in each other, and we want to build on the best of both of us, and we want to invest in our collective future together. So, over the course of the next five months, we really continue those discussions brought in our board, our leadership teams and then the obvious culture alignment between our companies was just strikingly obvious.

Again, the values, the principles and actions that shape Old National’s approach to banking, and their approach to strengthening and supporting their communities they serve are staggeringly similar to our own strong Midwestern values, community oriented, a relationship-based approach that always puts clients at the center. So that’s who we are, that’s who Old National is, and that’s who we’re going to continue to be together as we go forward. So, again, I say it all the time, our values are not changing because we’re getting bigger. We’re in a better position to leverage those values and do more. So, I can speak for the entire combined leadership team when I say that our commitment to that is not going to change as a combined organization or as a larger company. Nor will our commitment to keeping all of you at the forefront of our priorities as we move forward.

That is something everyone feels very strongly about. So, with that kind of as an intro and a backdrop, I’ll turn it over to Mark. Mark, you can offer your thoughts as well.

2

Mark G. Sander: That’s a great intro. Thanks, Mike. And good morning, everybody. As you’ve heard, I think this is a tremendously exciting time for our clients and our colleagues. We’re combining two really great companies that strategically fit together very well and serve a lot of really dynamic markets, I guess, it’s the best way to put it. Mike and I talked about this with you all for years, really. We felt we needed to get larger to make the investments and talent and technology necessary to get the top tier performance while protecting and, in fact, expanding jobs for the long term. To address that issue up front with Old National, we have very little overlap in markets which reduces the number of impacted jobs. Where jobs are impacted. We will have a fair and thoughtful process, as we always have in all of our M&A activities. And we’re going to be communicating those timelines to you very shortly.

But please also know along the way, we’re creating a lot of new and expanded opportunities in places, and we’ll talk more about that in the coming months. This is a case where bigger is actually better. As a diversified 45 billion dollar bank with a very strong balance sheet and capital base, we’re creating something we think is pretty unique. We’ve kind of coined this, Mike. Mike came up with it, I just got stole it, really, which is a regional powerhouse that really has a deep community bank routes and its M&A. We can be fast and flexible, but we’ll have the product depth and balance sheet to compete with the largest banking organizations as well as our traditional competitors that we have out there today. And importantly, we will be generating compelling financial returns for the combined company that we will reinvest back in the franchise. So, for us, First Midwest, we see great benefit in Old National’s geography. They’re already in the markets that we were most interested in, and we had already begun expansion into combined.

I think we’ll both benefit from access to new markets for the things that both do well already with things like wealth and small business and middle market and commercial real estate and mortgage. There’s so much that both companies do well on their own that I think new markets will provide new opportunities for, and we each have unique strengths that the other can leverage. Old National has a well-developed SBA and municipal finance and mortgage platforms. We bring to them our expertise in many business verticals like health care and structured finance and leasing, and our growing investment businesses. Our branch networks will remain anchored in Chicago. But we’ll have a bigger presence in many attractive new markets where we have a lot of targeted opportunities. With strong teams, we’ve already been organically growing our market shares independently, and we plan to support and in fact, add talent to build our position further in each of these markets.

So, I want to talk for a second here on brand and name which I would suggest to a two different but of course related things. A name is how you present yourself. A brand is more who you are. For us, to me, I think that means it’s our people, it’s all of you and how you deliver for your clients. That’s our brand. That is not going to change. So, Jim and Mike will expand on this broader topic here a little bit. I’ll leave it to them but in the meantime, I would just suggest do not always believe what any rag journalists out there might say. Okay.

Both of us are making significant investments in technology. Think about how much we can do when we combine those road maps and accelerate our efforts to drive future investments in our businesses. And I have to say we both seem to like what the other is working on relative to our strategic and assistant technology. So, I would suggest most of that will continue. Last but not least, we have a mutual commitment to community service. Old National invested more than 6.8 million in its community last year through its foundation, volunteering and giving efforts. Like us, they have a strong CRA program and have been increasingly focused on diversity, equity and inclusion as we have done. So, I think, that commitment certainly will not change for us. In fact, I think it’s only going to get stronger. So, I’m going to wrap it up and turn over to Jim for a few remarks. But I just want to reiterate my excitement at what the future hold. I truly believe this is going to be a win, win for the groups that we all care about, which is our clients, our communities and our fellow colleagues. So, Jim.

3

James C. Ryan III: Thanks Mark and thanks Mike. Just so happy to be here today and so happy to be here this week and I got to tell you; it’s been really energizing. We had a chance to interact with a number of team members, colleagues. We’ll figure out the right vernacular, probably being hard for me to say something different for the team. I just think we’re all coming together as one team, one culture, one company. But I got to tell you that the energy -- we had a reception last night with the number of the folks on the commercial side and the energy in the room was palpable, right?

Everybody is really too enthusiastic about what it means to them, what it means with their clients, what it means to our communities and just everybody to a tea has been so welcoming and it’s been really gratifying to be here this week. So, I just maybe should start with thank you. Thanks for all your hard work, thanks for picking up the phone and getting a surprise on Tuesday morning and probably reaching out to a lot of your clients and then trying to continue to conduct the day today activities that happen wherever you’re at and so we know that’s a lot of you today or this week and we’ve asked a lot of you to process a lot of different things at the same time. So, just thank you. What a fantastic week. You know, as we think about the term merger of equals, I don’t know if people are going to write about it and think about it, whatever merger equals means, and probably everybody’s going to have a different view of that. I still think of these things as partnerships.

You have to be partners in these things, right? And it doesn’t mean we keep score. I got one, and you got one, right? Because that’s not how it’s going to work, right? It’s going to mean that we’re going to come together and really leverage the strengths of both companies to try to do what’s right for each one of our clients, each one of each other, our communities, in all of the stakeholders, including our shareholders, right? And so, if we think about this, don’t get caught up when the vernacular too much and please don’t read every single word that’s written out there. It is a true partnership. We’re coming together, trying to do the best things for all of our stakeholders and I’m confident hopefully you can see a good demonstration of that already some tangible demonstration of what that looks like. And I’m confident we will continue to do that as we move along through the process. You know, we both have very strong track records in history of doing this and I think there’s hopefully a little bit of trust in how we approach this in the past individually but collectively. I’m confident that we will again continue to do that.

And I’m confident that our collective future is going to be exceptionally bright because of all the leadership that we have on both different teams. You know, a little bit more about Old National. You probably went out to our website. You may be Googled Old National. Maybe just a couple of things I’d like to highlight for you. Recently, we were awarded one of the world’s most ethical companies for the 10 consecutive years and so you’ll see a lot when you look at some of the Old National publications and some things we talk about, that the world’s most ethical designation is a very important designation to us and it’s something that’s hard to achieve even harder to keep and it’s not we have to stretch ourselves every single year on to continue to keep it. And it really is something that there is great source of pride for our company. And while I know that here at First Midwest, you are a very ethical company as well but, but it’s something that I think we can all hold high and say this sets us above many of the others out there.

4

It’s just a stamp of approval but so you’ll see that. and you can learn more about what a world’s most ethical company means. But we were just recently designated that. I think the other thing that we’re proud of and is our ESG report and when I say we’re proud of it, it’s really a culmination of the work we’ve been doing as a community bank for a long, long time. It’s really the same work at First Midwest has been doing for a long, long time as well. But I think if you go out to our website at OldNational.com, you’re looking about us. You can see a copy of that ESG report. It’s the first time we’ve ever published that report. We’ve had similar reports, but I think this was the most comprehensive way to tell the story about who Old National is and hopefully you’ll get a sense of what that looks like a little bit more. So, I’d encourage you to go out and take a look at that. You know, we used the word community a lot. Community Bank, community engagement, community volunteerism and you do as well but I just maybe just expand a little bit of what community means to us.

It really means at the end of the day. We are only as strong as the communities we serve. So, we need to care and feed those communities, right? That means we’re out volunteering in the communities, we’re investing in those communities, we’re trying to make our communities better and if someone of a self-serving prospect, right? Because if we invest in those communities, we’ll be stronger as a result of that and so that’s why we spend an awful lot of time talking about communities and talking about how we invest in those communities. And I know you do the same as well and I think there’s great opportunities to invest more and continue to care and take care of those communities that both of our clients live, and we work in. So Mark touched a little bit on this diversity equity, inclusion. In this you know, Mike and I were laughing about this at Old National, certainly at the diversity and inclusion part. We were doing it before it was cool to do it, and we've been working at it for a long, long time. It’s historically been a part of our incentive plans at the executive level.

We track a lot of different things. You can get a sense of what that looks like in terms of that ESG report. But we also work on some pretty innovative programs. We’ve had resource groups going on, so, I don't know, five or seven years now. Maybe longer. Should be longer. So, we’ve had these resource groups going on for a long time and I think just gives us an opportunity to have colleagues to come together and help each other get better, right. Help each other support each other in better ways. We recently instituted something called the CEO Council and CEO Council is a group of majority minority team members that are across our footprint from every single line of business, every single kind of diverse background you could think of that really advises me and helps me think about how do we get better as a company? What are things, what are the policies we can change? What are the things we can do better as a company? And hopefully in the combined company will continue some of those programs as well. So, we’re excited to share that with you. Just as I wrap up some of my comments again, thank you.

5

You know, we used this term during the last year, everyone together mostly because we had to support each other during a very difficult year, year and a half here right and I think it's only appropriate as we move forward that we do this everyone together. One team, one culture, and we're going to do this together. Do we do it together? We're going to be stronger than as ultimate, right. We're going to be better because of it. So, I know, Mike and I both believe this, that we control our future and that our future is going to be exceptional. We ranked with all of the talent that is in both companies and maybe just in one closing comment, we have this rich tradition in our company that team members can tell me anything that's on their minds and ask for any kind of help whatsoever. So, I know I'm sure every single leader that's in this room and every single leader that's in this building would say the same. Reach out to them if you have questions, concerns, thoughts, ideas, you want to volunteer for something, reach out and I would encourage you. Even if you’re wearing the purple Jersey today, reach out to me at Jim.Ryan@OldNational.com. Sue can get you my contact information if you want to get my direct dial phone number myself number. I encourage you to reach out and I’d love to talk with you if you have thoughts and things you want to share. So, thanks for let me be here today.

Michael L. Scudder: Great. Thank you. I always say after Jim gets done talking and Mark and I go this now you know why we're here. That's great. Let's take a few questions that we got ahead of time here. As you can mention, this start to believe we got a lot of questions that were submitted in advance this time. So we're going to focus on those because I think they're pretty representative of the broader group and then as I've talked with Maurissa and Jim and others will make sure that we also have an opportunity for questions that are submitted to be presented and answered on the down the portal. On the portals where we’ve got a portion of this relative to the merger here. So we’ll be updating that on a frequent basis and as we consistently done use that as a vehicle so that you can stay in tune with what’s going on. And as you’ll hear us talk about and as Jim referenced here as well, don’t hesitate to reach out. And as we always say your voice is louder than you realize. So let me kind of as is our custom, I’ll kind of quarterback it a little bit and then throw the questions out to the first few.

The first one is I recently read a negative article in Crain’s that this is a takeover and not a merger of equals. What comments or contradictions does FMB leadership have regarding this article? So I kind of laugh when I read this. My first reaction was negative. No way. I can’t believe Crain’s would write a negative article as you go through it. Secondly, my second reaction was I hate to give them much credence because it starts to add some credibility to what they write. Probably my third reaction is to gets Mark wound up every time we go through and talk about it. But my broader response to any representation that’s out there in the market is the best contradiction is simply the truth. You just kind of tell the truth. So each of us and as Jim has talked about it. I’ve talked about it. Mark have talked about it. We are collectively investing in each other and don’t lose sight of that. This is our coming together and saying our future. Our companies which are all doing well have decided to partner together and take our investment and make an investment in our collective future. So by doing that we are creating a $45 billion bank. But we’re doing it and creating it with what I call a Community Bank DNA or what it’s been described. Look at the investor materials we put out to. Those are powerful as you go through it and talk about what that means platform and that ability to compete, that capital we call it gas in the tank is just so much greater.

6

That we have the ability to go through and compete as a larger bank. As I said before, we can leverage the opportunities that Jim talked about us that affords us the opportunity to continue to be a great place to work and attract the best people across our companies. And we can grow across every one of our markets. So this is an addition by subtraction kind of thing. This is addition to grow and expand on what we’re going to do. So Mark talked about it. The absence of widespread overlap around our markets and what we do just minimizes the disruption to our clients, our communities and each other and that’s why we keep saying and you’ll hear us repeating it over time. My expectation is we’re going to have our best year ever this year and then we’re going to build on that into the future. So let me take the second question. How can two corporate headquarters be efficient? There is a concern that once the merger is complete there will not be a corporate headquarters in Chicago. What departments will be in Evansville versus what departments will be in Triangle Plaza? Mark you want to take that and then Jim I guess you could respond to that.

Mark G. Sander: Sure. I’ll start in a Jim. You can pick up where I don’t cover well. I mean, to me dual headquarters means that we’re going to have major operating and corporate functions in both markets. I mean that’s literally what it means. We don’t know exactly what that looks like right now. We will figure that out in very short order here. But it’s likely that you’ll have certain functions where there’s a team in each market. There are other functions where they’ll be in one and not the other. I think that’s really what the dual headquarters means. Major operating platforms including corporate functions in both markets. Jim what would you --

James C. Ryan III: This will surprise everybody shock maybe some people on the phone. But we’ve all figured out that not everybody that smart wants to live in Evansville, Indiana, right? And the reality is today we’ve got marketing people in Wisconsin and Minneapolis and Evansville in Indianapolis. And we’ve got risk people in Minneapolis and Evansville in Indianapolis. We’ve got people distributed it across our company today. So I would say, I would focus in on is the marketing department going to be located into Triangle Plaza or is it going to be located in Evansville. I’d say we’re going to leverage the best, smartest marketing team, wherever they live. If they can be close to an Old National building, fantastic. And so, if that’s Chicago or Minneapolis or Evansville. So, I think we’ll just continue to take that approach is we build team’s out. Talent is scarce and we want to leverage all of the talent we can find. And if that makes sense to have them wherever they sit. Let’s have wherever they sit. And so, I think that’s what dual headquarters means us and it’s very natural for us. And I think we’ll be very natural for everybody else is we kind of pull this together and build out what one of those functions that we need across our company and really leverage the strengths of both companies.

Mark G. Sander: Thanks. Jim, we’re all set. Here’s another question came in. How long will our leadership team stay on board?

Michael L. Scudder: I can take this and it just kind of depends on what you mean by leadership. Obviously, the organization of a larger structure will change leadership roles. We’re running a $21 billion location or institution today, $24 billion for Old National. You combine those two things just by definition, you’re going to have to think about how you structure organizationally to lead the company itself. But as I always say that’s healthy. Change is a good thing. That gives us an opportunity and growth and change opens many doors and Mark talked about this and many paths. The reality is as you think about time frames, this will take through the end of this year just to go through a closing process. And the assimilation process of what we’re going to do is go well into 2022. So, that process minimally has those time frames on it. If you’re talking more specifically about leadership team. You know, Mark or I, I always say the good Lord willing that’s going to be measured in years not in hours. So our focus is driving the long term success of our company. So, Mark anything you want to add?

7

Mark G. Sander: I mean, leadership team obviously is broad. And so, I think our leadership team across the board is highly energized and looking forward to the future. So I would say that way to personalize this for a second because I’ve been asked this question a lot in the last week. I don’t know. I seem to have a better answer at least several years. I do know I have tons of energy and drive and I like work or at least most days. I’m looking forward to helping make this a great company, just really excited to hopefully be a big part of it and helping the shape what we look like and the success that we’re going to get. So I’m excited.

Michael L. Scudder: Great. Here’s one. At least three law firms have announced investigations possible breaches of fiduciary duty by the Board of FMB. How will we fight these allegations? I would suggest they’re probably also getting filed against Old National as you go through this. I don’t want to trivialize. I am going to trivialize just to make sure people understand the context here. If you follow through any of this space anytime something is announced, there’s at least five to ten of these that get filed immediately. This is a little bit of a cottage industry and not just kind of put it in context. There is very much an insert name here bent to these types of things. So don’t get over concerned about something like that. It just happens. It’s natural out there. We follow an importantly and well-structured and appropriately counsel processed by both of these. You all know Mark and I, the folks in Old National have a high degree of confidence in Jim and the Board. We go through and we do what is in the right interest of our companies so that’s not even remotely a concern. Here’s a question. Jim Stadler’s here with us. You can take this one Jim. Seems that FMB is losing its identity in this merger. Old National is not recognized in the Illinois market where FMB has a significant presence. Can a 21st century brand revitalization be considered in step with this merger?

James V. Stadler: Thanks, Mike. Good question. And something we carefully evaluated prior to making the decision on the name. But as Mark said earlier, we’re transitioning to a new name but we’re not losing our identity. We’re not losing who we are, what we value and how we take care of our clients. That’s going to stay the same. But strategically we had to make a decision and it made sense to choose one brand name with the merge organization. It also made sense to choose Old National because it would already have 80% geographic coverage in the markets that are going to exist with the merged organization. I think that’s a good start and it provides us with 80% brand equity already. It’s much easier to transition a new brand and 20% geographic coverage than it is 80%. So the ROI is much better regarding a 20% revitalized brand plan. Making sure our brand stay relevant to a diverse customer base and differentiated versus our competition is something we evaluate all the time as we go through the integration process and evaluate our brand strategy and positioning moving forward. We will make sure that our brand is well positioned to compete today’s competitive environment but stay true to our core values.

Michael L. Scudder: All right, Jim, you get another one here. Will we still be purple?

8

James V. Stadler: The Barney question. Well, I love purple but as has been mentioned many times today, one team, one company, one culture, one name, one color palette. So we will be transitioning to blue and gold in the post-transition. Okay?

Michael L. Scudder: Life evolves. Currently, here’s another question, Jim. You get this and then I think you’re going to be done here. Currently, FMB has a tagline, banking with momentum whereas the tagline of Old National Bank, will our tagline still be used after the merger?

James V. Stadler: So Old National’s tagline is, your bank for life. And we know that that tagline has built up a lot of equity over the last couple of years. That said as with everything involved with the integration process, we will evaluate our brand strategy and positioning. That’s how we express our brand in the marketplace and we will look to leverage the best of both brands to help us become the premiere Midwest Bank. And most importantly stay relevant and competitive in the marketplace. So more to come on that.

Michael L. Scudder: Got it, yeah. All right, here’s another question. I appreciate the effort that First Midwest has taken towards diversity and inclusion over the last several years. Will Old National continue these efforts? Or to think back, will the combined company continue these efforts? And with the restructuring of both banks, will there be an effort to promote women and people with color to senior leadership levels? Jim, you wanted to cover that? And I’ll certainly add to it.

James C. Ryan III: Sure. Obviously, we take this very seriously and we’re very deliberate and thoughtful about this and our board holds us accountable to making sure that we achieve certain diversity goals and equity goals and inclusion goals. I think, again, we’ve done an okay job, but we can do a better job. And I would put First Midwest in the same camp. You’ve done an okay job, but together, we can do a better job. So I think certainly, as we bring together and constitute a new executive leadership group, we will be thoughtful about this as well. Similarly, on the board stuff. Mike and I have talked about that. As we build a new board out, I think you’re going to see on average a more diverse board than we have independently today, and I think we do an okay job today. So we definitely are going to be focusing on this. It’s a top of mind. I have a lot of people who surround me today that remind me in all of the ways -- all the perspectives that we need at the table when we make decisions are critical to our success. And so we will continue to do a better job and continue. I don’t think you’re ever done working in this space and so we’ll just continue to get up every day and do better than we did yesterday.

Michael L. Scudder: Yeah. And there’s so much to add. I mean, it’s a journey. It’s a journey we’re going to take together and together we can do better at it. And that’s critical. But know the effort and the focus is going to be there. Let’s see. Here’s another question. With the bank as geographically diverse as the new Old National, will we have the same commitment to our local communities as before the merger? Yes. And again, I can’t say any more than that. I mean, it is not going to go down. You’ve heard me talk about it. Jim and I have spent a lot of time talking about it across all the teams. We have a responsibility as a larger company that responsibility does not shrink. Our communities are better because we’re in them and that’s an important responsibility as we go through. And frankly, much like the conversation we just had on DE&I. That’s a journey. That is a consistent approach and application of what we do as a company. Jim anything to add there?

9

James C. Ryan III: No, I think hopefully, if you look at our track records both independently, you can see that we both have a great track record of investing the community. We probably use that word a hundred times a day. And hopefully, you’ll start to learn more about that as you see more tangible evidence of that, but I agree with Mike. We’re never done. And again, as I said earlier, we’re only as strong as the communities we serve.

Michael L. Scudder: Okay, here’s another question that came in. How will the merger with Old National impact the political donations of each institution? It appears both institutions tend to lean one direction in terms of party donations. Let me offer an explanation this way or comment relative to that. Serving our clients, what we do bridges many clients, states, institutions and by extension political affiliations. That’s just natural. We serve a broad and diverse client base. As we think about that from a perspective standpoint on donations and political giving and those all, we’re certainly very thoughtful of that and it’s broader than just one might think from a national level. It’s focused on state and local municipalities and local governance which are also critically important. So, it’s much broader than what sometimes people think depending on your perspective where you go through that. We represent multiple states, multiple markets, multiple geographies and by definition, multiple affiliations as we go through that. So I think that’s a good thing. Jim, anything you would add?

James C. Ryan III: No, I agree with you 100%. You know, we also want to support people who support banking. And so let’s not lose light of that, right? People that better helping us craft and shape laws that impact the banking regulations are important to us. But Mike’s absolutely right. You know, it’s a very balanced approach and we don’t take sides. I don’t take sides. I want what’s in the best interest of all of our stakeholders and that certainly won’t change in the combined company.

Michael L. Scudder: Excellent. It would not be a call if we did not have a couple of human resources related questions because I know you’ll all be disappointed not to hear Doug’s dulcet tones on the call here today. Doug?

R. Douglas Rose: Here, here.

Michael L. Scudder: Does this mean that the bank will go through a layoff phase?

R. Douglas Rose: Well, first, after I googled dulcet, no. But look, let Mark address this. In all likelihood, there will be some job impacts as we pull this all together. I think one of the benefits of this partnership, as Mark and other have said is that there is very minimal overlap in our markets and then the clients and geographies that we serve in our business lines. And so, we will probably see fewer job impacts than you may see in other mergers. But just to give an absolutely straight answer, in all likelihood, yes, there will be some job impacts where there are overlapping roles. Now I think I can speak for both management teams in saying that we’re going to work to mitigate those where possible. For example, being judicious in hiring from now through the closing and particularly where we have the normal natural attrition, we’re going to be very thoughtful about the roles we hire and setting ourselves up to really hopefully minimize any job impacts. And I’d also tell you that we will -- where we do have any job impacts, we’ll absolutely have a very strong support process that includes many elements like advanced notice and a strong severance program and help with outplacement and all those things. So, very understandable question, and I’m sure it’s atop of many people’s minds, but I feel like where we do have any impacts, we’re going to be very clear and fair about it and very supportive and obviously work to minimize those where we can.

10

Michael L. Scudder: Yeah. I would just add to that. Everything Doug said and Jim and I have talked about this one. Please trust, we’re going to do the right thing. We help people. We’re not -- that’s who we are as a company. That’s how we treat people, that’s how we want to be treated, and we’ll communicate what’s going on and you can take great confidence that we will do the right things. Doug, here’s another one and this will be the last question we have that came in advance. When will decisions be made around compensation benefits, vacation, et cetera, those kinds of things?

R. Douglas Rose: Yeah, another great question and I’m sure that’s on a lot of people’s minds. Over the coming months between now and anticipated closing, we’re going to be building out the organization and all the programs that go along with it. So the straight answer is, over the coming several months, we will be working on things like what does the compensation structure look like, how do we harmonize that. Benefits program. There will be things like medical plans to our retirement program. Vacation time off and the rest. All of that is going to be worked on in the coming months. I would tell you some of those things will go live right after we close, but some may be staged in depending on the timing and the nature of the program. So what I’ll say is we’re going to keep everybody informed along the way. And again, I know we have a shared commitment of both organizations to have programs that are exceedingly strong and market-competitive. Neither of us got where we are by having subpar programs in any part. So I feel very confident we’re going to get to the right answers and we’ll communicate with you along the way.

Michael L. Scudder: Okay, great. Thank you, Doug. So we’re getting close to our time so I’m going to wrap it up shortly here. Before I do, I wanted to introduce Kendra Vanzo who’s going to become our Chief Administrative Officer for the combined organization and who along with Jeff Newcom is going to kind of co-lead our integration efforts and how we pull everything together. And how we pull everything together. So, she’s going to say a few words next, if you could, Kendra.

Kendra Vanzo: Thanks, Mike. And thank you for inviting me to join your call this morning. Jeff and I are both very excited to be asked to lead this effort. We’ve partnered up quickly, we’ve engaged, and I feel like we’re really hitting the ground running. And really, we can do that because both of our companies have a long track record of successful merger integrations. And even though we have experience, we recognize that this particular integration will be different because we’re bringing together two really strong, equal companies, and as Mike said, we’re investing in each other to create an even stronger organization. So, over the next few weeks, we’re going to be outlining and organizing a transition team that will be comprised of colleagues across various functional areas from both companies working together to look at everything from technology, process products, benefits, things that Doug spoke about staffing models, -- just the name a few things to determine how we can combine our collective strength and really become better together. We’ll be sharing more details with you later today and plan to communicate with you very frequently as decisions are made. Before I turn it back over to Mike, I just want say thank you in advance to all of the colleagues who participate in this process and your patience and willingness to make this integration and conversion the very best ever. This is new territory for all of us, but we are confident in our ability to create the very best version of the combined company moving forward.

11

Michael L. Scudder: And thank you, Great. Thanks, Kendra and thanks to you and Jeff for leading this effort. This is an opportunity and certainly is not a small task that you’ve been in charged with. So, I thank you for that in advance. For those of you on the phone, if I can leave you with one thing, just here as we close out the week, just to take step back, this historic and special. You know, I was talking with Bob Diedrich, -- you’ve heard me talked about it a number of times, Bob was there when we framed the company, I was a couple of days later than Bob. But as we go through and think about this, this is an opportunity to do something really, really special. And I want you to know that my commitments there, Jim’s commitments there, the entire teams are focused on making this the best partnership that we can and drive that collective success across the organization. And when we say partnership, we mean that, I’ve said it a number of times. We are investing in each other. We have a mutual drive to take the best of what we both do and make it even better. So, there’s going to be a lot of noise out there, or I’d be surprised if there’s not. I know sometimes that can be frustrating. But remember the North Star here, as we all operate, and that helps you stay focused on what’s true and what’s not, take great confidence in this. We are going forward not backwards.

This is not about shrinking, but this is about growing, it’s growing across all of our markets, and we’re doing that for the long-term benefit of all of our teams, all of our clients, and all of our communities. So, stay focus on that. You know, we always say if you find yourself in doubt, do what’s in the best interest of the client. Don’t be standing up straight. Don’t be leaning backwards, lean forward, and you’ll hear us talk about that. So, you have my promise and our collective promise. We’re going to continue to communicate, we’ll do it openly, we’ll do it honestly, and we’ll do it as we make the decisions that go along the way. If we don’t know, we’ll say we don’t know, and then we’ll tell you when we think we will know. And we want this to be a two-way street, and as I always say, “Remember, your voice is louder than you realize.” Usually if it looks dumb, it probably is, so you should say something. And we’re happy to react to that. This success of what we’re doing here collectively, the success of that is really driven by all of you being all in. You are our company. So, I always say, “Let’s recognize that and let’s get after it.” As a reminder, we’ve got a page on Colleagues Central that will serve as a centralized place for all information, and you can also use that to submit questions to that page. Again, I shared his email, and that information, we’ll make sure that’s available there as well. If you want to get a question in and do it directly through that, we’ll make sure that gets in Jim Sandgren as well. So, we’ll also keep you regularly updated on our progress during these calls and through all the communication channels that we have. So again, you’ve heard a number of people say this, I’ll repeat it again, thank you for your patience, thank you for your hard work and thank you for your dedication. I know I speak for Mark and Jim and all the people at Old National and First Midwest. We are truly excited and looking forward to building momentum for the future as a combined organization. And as I say, let’s just get after it and have our best year ever. So, thank you, everybody.

12

Operator: That concludes our Town Hall call for today. We hope you found value in attending and would love to about your experience. Please be on the lookout for a follow-up email from Colleague Communications with a survey to share your feedback. Thank you so much for attending and enjoy the rest of your day.

The foregoing transcript of the conference call was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected;

13

First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of first midwest and old national and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

14

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

15